SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated
MARCH 30, 2005
AngloGold Ashanti Limited
_
(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:

Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:

No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:

No:

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:

No:

Enclosures:
ANGLOGOLD ASHANTI CHAIRMAN AND DEPUTY CHAIRMAN APPEAL TO IMF
REGARDING GOLD SALES

Queries

South
Africa                             Tel: Mobile E-mail:
Steve Lenahan +27 (0) 11 637 6248 +27 (0) 83 308 2200
slenahan@AngloGoldAshanti.com
Alan Fine +27 (0) 11 637 6383 +27 (0) 83 250 0757
afine@AngloGoldAshanti.com
Shelagh Blackman +27 (0) 11 637 6379 +27 (0) 83 308 2471
skblackman@AngloGoldAshanti.com

Ghana
John Owusu
+233 (21) 778 168 +233 (24) 322 026 john.owusu@ashantigold.com

USA
Charles Carter Toll Free 800 417 9255 + 1 212 750 7999
cecarter@AngloGoldAshanti.com

Australia
Andrea Maxey + 61 8 9425 4604 + 61 438 001 393
amaxey@AngloGoldAshanti.com
Disclaimer

Except for historical information contained herein, there are matters discussed in this news release that are forward-looking statements. Such statements are only predictions and actual events or results may differ materially. For discussion of important factors including, but not limited to development of the Company’s business the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the Company’s annual report on the Form 20-F for the year ended 31 December 2003 which is filed with the Securities and Exchange Commission on 19 March 2004.
AGA35.05
30 March 2005
ANGLOGOLD ASHANTI CHAIRMAN AND DEPUTY CHAIRMAN APPEAL TO IMF
REGARDING GOLD SALES
In their letter to shareholders in the AngloGold Ashanti Annual Report for 2004, chairman Russell
Edey and deputy chairman James Motlatsi commented on the concern that the International
Monetary Fund (IMF) might sell part of its substantial gold reserves in order to write down the debt of heavily indebted poorer countries. This, they said, had given rise to a “degree of uncertainty” in the gold market.
Referring to 1999 when the same scheme was proposed, they pointed out that a means was devised to realise value from the IMF gold reserves through the revaluation of a portion of the IMF gold holdings from their low balance sheet value of $42 per ounce to the spot price for the metal at that time.
“This achieved the IMF purpose without impacting on either the gold market or the price and we urge the IMF to act in a way on this occasion which will achieve its certainly worthwhile objective without severe and negative consequences for the gold producing developing economies,” they said.
The physical demand for gold during 2004 had showed some encouraging moves in the important markets of Turkey and Vietnam, and sustained demand in India. In China, for the first time in several years, sales of gold jewellery grew with the introduction to that market of modern, 18-carat gold jewellery product.
“With these high population economies achieving growth in the high single digits, there seems good reason for cautious optimism about future demand and pricing for all commodities including gold,” they said.

ends

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date MARCH 30, 2005 By: /s/ C
R
B
ULL
_
Name: C R Bull
Title: Company Secretary